Skyview Holdings Corp.
12913 42nd Terrace West
Cortez, FL 34215-2558

January 4, 2011

Via EDGAR and Federal Express

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street N.E.
Washington D.C., 20549

Re:	Skyview Holdings Corp.
Request to Withdraw Registration Statement
Registration No. 333-177120

Ladies and Gentlemen:

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended (“Securities Act”), Skyview Holdings Corp. (the “Company”) hereby requests the withdrawal of its registration statement on Form S-4, initially filed on September 30, 2011, Registration No. 333-177120 (the “Registration Statement”).

The Registration Statement is being withdrawn because dealings between the Company and Vision Technologies Inc, made the proposed merger, as stated in the Company’s registration statement on Form S-4, impractical to complete.  Thus the Company and Vision Technologies, Inc. had amended their business dealings against a potential merger before the filing of the registration statement.  A former representative of the Company improperly filed the Company’s registration statement on Form S-4 without proper consent of the Company and with improper and outdated information.

The Registration Statement has not been declared effective by the Securities and Exchange Commission (“Commission”), and no securities have been sold in connection with the offering described in the prospectus therein.  The Company may undertake a subsequent private offering in reliance on Rule 155(c) of the Securities Act.  The Company requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please contact Nicholas A. Miller at 412-480-9621 if you have any questions with respect to this matter.

Very truly yours,

SKYVIEW HOLDINGS CORP.

By:	/s/ Tony N. Frudakis
Tony N. Frudakis
President